FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)



                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Possible Sale of CEZ Shares to CEZ Company

The energy company CEZ has been informed about the various alternatives of the Government with regard to selling a part of the CEZ shares. Such decision is solely within its powers as well as the resolution regarding the use of the proceeds. The Government and the Ministry of Industry and Trade were informed by CEZ about the opportunities and circumstances relating to the individual steps.


In the event that the Government decides to take further action in regards to the sale of CEZ shares to CEZ company, the Board of Directors will then look into the matter, mostly focusing on the resulting benefits for CEZ and all its shareholders.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CEZ, a. s.

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                                                    (Registrant)

Date:  January 13, 2005


                                         By:  /s/ Libuse Latalova
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                                                Libuse Latalova
                                         Head of Finance Administration